

April 20, 2011

Via E-mail
Mr. John J. Luttrell
Executive Vice President and Chief Financial Officer
American Apparel, Inc.
747 Warehouse Street
Los Angeles, California 90021

>   **Re: American Apparel, Inc.**
>   **Form 10-K for the Year Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **Correspondence submitted March 25, 2011**
>   **File No. 001-32697**

Dear Mr. Luttrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Liquidity and Capital Resources, page 51

1. We note your disclosure at page 89 indicating that you have not provided U.S. Federal income taxes on $14,822 thousand of undistributed earnings from certain controlled foreign operations where the earnings are considered to be permanently reinvested. Please describe any material amounts of cash included in these undistributed earnings and clarify that these funds would be subject to a significant tax effect upon their repatriation.

Critical Accounting Policies and Estimates, page 59

Inventories, page 60

2. Given that inventory represents 82% of your current assets and 54% of your total assets at December 31, 2010 and that the inventory balance increased 26% since December 31, 2009, please provide quantitative disclosures to convey to investors the risks associated with the realizability of your inventories and the likelihood as to whether additional charges may need to be recorded. As such, consider including an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to FRC 501.13 and 501.14 for additional guidance.

Item 8. Financial Statements and Supplementary Data, page 66

Notes to Consolidated Financial Statements, page 71

Note 13. Income Taxes, page 86

3. Please revise your income tax footnote to include the unrecognized deferred tax liability related to your investments in controlled foreign corporations that you consider permanent in duration, pursuant to ASC 740-30-50-2.

4. Notwithstanding the comment above, please explain to us how you considered the provisions of ASC 740-30-25-17 in determining that the undistributed earnings of your controlled foreign corporations are permanently invested outside of the U.S. in light of the disclosure on page 44 that you may not have sufficient liquidity or minimum cash levels to operate the business.

Note 19. Litigation, page 100

5. We note your disclosures indicating the Company has accrued an estimate for the loss contingencies attributable to your lawsuits involving Mary Nelson, Guillermo Ruiz and Antonio Partida. To the extent you have an exposure to loss in excess of the amounts accrued in these lawsuits, please disclose an estimate of such possible loss or range of loss or a statement that such an estimate cannot be made. See ASC 450-20-50-3 and -4.

6. We note your disclosure at page 101-102 describing the shareholder derivative lawsuits filed in 2010 and your statement indicating that no damages against the Company are sought in the lawsuits. Please revise your disclosure to clarify whether the Company maintains any exposure to loss in conjunction with the derivative lawsuits, and if not, describe why such exposure is not attributable to the Company.

Item 9A. Controls and Procedures, page 108

7.   Please amend your Form 10-K to include management's annual report on internal control over financial reporting. See Item 308(a)(1) through (4) of Regulation S-K.

    You may contact Brian McAllister at (202) 551-3341 or David Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

                    Sincerely,

                    /s/ Tia Jenkins

                    Tia Jenkins
                    Senior Assistant Chief Accountant
                    Office of Beverages, Apparel, and
                    Health care Services